CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 SEP 24 AM 9:56

September 16, 2002

Exemption No. 82-3358

02076288

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

SUPPL

Attention: Office of Applications and Report Services

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

Dear Sirs:

Re: Annual & Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: J. Allan Ringler

dlw 9/24

JAR/cd

Encl.

CDS INC. **Notice of Record & Meeting Dates** New [X] Change [ ]